SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2812	RFENYES@STBLAW.COM

VIA EDGAR

November 4, 2010

Re:	Graham Packaging Company Inc.
Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Graham Packaging Company Inc. (the “Company”), we submitted by direct electronic transmission for filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-1 (File No. 333-170321) (the “Registration Statement”) relating to the proposed offering of the Company’s common stock by the selling stockholders listed in the Registration Statement.

The filing fee in the amount of $5,471 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at USBank on November 2, 2010.

Please do not hesitate to contact me at (212) 455-2812 or Andrea Andrezo at (212) 455-7165 of this firm with any questions you may have regarding this filing.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes